Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Fidelity Bankshares, Inc.
Commission File Number: 000-29040
NATIONAL CITY
KEY MESSAGES FOR MEDIA
ACQUISITION OF FIDELITY BANKSHARES, INC.
•	National City has announced plans to acquire Fidelity Bank, a $4.2 billion asset banking institution based in West Palm Beach, Florida, operating 52 branches along the Eastern coast of Florida stretching from St. Lucie to Ft. Lauderdale. Fidelity is the 4th largest publicly traded banking institution based in Florida.
•	Upon completion of this transaction and National City’s pending acquisition of Fort Pierce-based Harbor Florida Bancshares, Inc. (NASDAQ: HARB), National City will have a 92-branch network along Florida’s east coast, with total assets of more than $7 billion.
•	Consistent with our strategy, Fidelity is a well-run institution with a sizeable branch network situated in an attractive growth market. We intend to build on it with our full suite of products and services, including consumer and small business lending, credit card and corporate banking.
•	Fidelity is an extremely well-run institution with an impressive track record, significant market share, and excellent prospects. We look forward to providing Fidelity customers with an expanded branch network and broaden the menu of products and services.
•	As you may know, on July 11 we announced plans to acquire Harbor Florida Bancshares, Inc. Today’s announcement marks the expansion of our presence in Florida and further demonstrates our commitment to growth in this market.
•	National City has conducted business in the state for many years, primarily in residential and commercial real estate lending, commercial finance and personal wealth management. We see this as an opportunity to better serve our existing customers residing on the Eastern Coast of Florida, as well as expand our customer base.
•	Our focus is on doing what’s right for our customers — and for those who invest in National City. There are parallels between this transaction and our recent announcement to acquire Harbor Florida Bancshares, Inc. In both cases, we saw the opportunity to leverage our strengths in retail and commercial banking to drive growth beyond what the existing franchise could achieve. The two organizations are very similar — both are well-run with strong retail branch operations and customer-focused cultures. We look forward to integrating the strengths of both companies with our own.

•	National City expects to achieve revenue enhancements by expanding its products and services to Fidelity’s markets and customers.

•	This acquisition will strengthen the position of National City as a leading financial services provider in the nation. This means added convenience for our customers who live, work and shop in the region and who will be able to bank at more National City locations.

•	We intend to be a strong and visible competitor in every market we enter, and we will take full advantage of opportunities to service customers through the Fidelity acquisition. As soon as the transaction is finalized, we will work quickly and deliberately to ensure a smooth transition that will establish National City with consumers and businesses in the Central and Southern East Coast of Florida.

•	At National City, we care about doing what’s right for our customers. It is a simple but powerful commitment. Our employees are dedicated to being “Customer Champions” and to demonstrating the National City brand behaviors of accountability, respect and friendliness.

•	National City is committed to working with local community leaders, non-profit organizations and government officials to make a lasting difference. To help ensure continuation of Fidelity’s community support, National City will establish a $2 million charitable fund to benefit communities currently served by Fidelity.

•	Fidelity operates through multiple channels including 52 branches, ATMs, online banking and TeleBank, a telephone customer service center.

•	Fidelity employs approximately 1,000 associates.

•	Under terms of the agreement, Fidelity stockholders may elect to receive $39.50 in cash or 1.0977 shares of NCC common stock subject to allocation procedures that will allow 50 percent of the FFFL shares outstanding to receive cash and 50 percent to receive stock. The transaction has a total indicated value of approximately $1 billion. Subject to regulatory and Fidelity stockholder approval, the transaction is expected to close first quarter of 2007.
Q. Are positions going to be affected as a result of the merger?
Keep in mind that National City intends to merge with Fidelity Federal because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.

There is the potential for some job impacts, most likely in certain back office functions. National City does not intend to close any branches, rather the company will focus on expanding our existing network.
For those who might be affected, National City, like Fidelity, is a caring and compassionate employer committed to providing resources and support to help employees affected by any change.
Again, however, National City will focus on growing our business, including continuing to expand our branch network. Ultimately, there will be enhanced employment opportunities.
Q. Will National City consider other acquisitions in the Florida market?
National City will continue to examine growth opportunities in the company’s core banking business. We will explore options that are accretive to earnings, make strategic sense, and add to shareholder value.
Q. Will the Fidelity name change?
Yes, at some point in the future we anticipate that the bank name will officially change to National City.
Q. What will happen to customer accounts?
There will be no immediate changes to customer accounts and customers do not need to take any action at this time.
In the future, we’ll be able to provide customers with a broader array of products and services. It’s too early in the merger process to know the specifics of any changes that might affect customer accounts. Customers will receive information well in advance to help make the transition simple and easy.
Q. Is there overlap between Fidelity and Harbor Florida branches? Will branches close because of the merger?
While Fidelity and Harbor Florida operate in contiguous markets, there is very little — if any — overlap in branch locations. National City does not intend to close any branches.
Q. Are you still committed to building branches on the Central East Coast of Florida?
We plan to grow in this market, and we remain committed to the potential expansion of our branch network in the future.
Q. How will you address the challenges of managing two acquisitions outside your footprint at once?
We are committed to ensuring a smooth transition for Fidelity customers. We have a strong track record of executing successful integrations, as demonstrated by our concurrent integrations of Allegiant and Provident banks in 2004. In addition, we believe there are synergies between Fidelity and Harbor Florida, and we will certainly capitalize on the opportunities they afford.

Q. Who will be the senior bank official in Florida?
Local decision making is and will remain a central theme of National City’s business model, as will a commitment to supporting the communities we serve. Vince Elhilow will continue to lead the markets currently served by Fidelity, and Michael Brown, Sr. will lead those served by Harbor Florida. Vince and Michael are committed to working to ensure a smooth transition for customers of both banks as they join the National City family.
Q. Will you use the proceeds from a potential sale of First Franklin to fund your Florida acquisitions?
We have announced our plans to consider strategic alternatives for First Franklin, but no decisions have been made at this time. It would be inappropriate to speculate or comment beyond our public disclosures regarding First Franklin.
Q. How long have you been courting Fidelity? Is this acquisition the result of the Harbor Florida acquisition?
We have long articulated our desire to enter into attractive markets, and Florida is certainly a high growth market. Merger discussions in this industry are often based on relationships developed, but it wouldn’t be appropriate to provide details regarding our discussions with Fidelity.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.
The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Fidelity Bankshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.